April 30, 2021
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Life Insurance Company
Post-Effective Amendment No. 1 (File No. 333-229802)
CIK Number: 0000205695
Accession No. 0001193125-21-063404
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the Post-Effective Amendment No. 1 filed March 1, 2021, File No. 333-229802, together with all exhibits thereto and correspondence filed therewith (the "Amendment").
Nationwide is making this request because it determined that registration of additional securities was necessary and therefore a new registration statement on Form S-1 was required. Nationwide subsequently filed a registration statement on Form S-1 to register the additional securities (File No. 333-255535). Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable.
Nationwide confirms that: (i) the Amendment has not automatically become effective nor been declared effective by the Securities and Exchange Commission; and (ii) no securities have been sold pursuant to the Amendment.
If you have any questions concerning this matter, please contact me at 614-249-7001.
Sincerely yours,
Nationwide Life Insurance Company
/s/ Benjamin Mischnick
Benjamin Mischnick
Senior Counsel
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies